United States securities and exchange commission logo





                              September 30, 2021

       Mei Mei Hu
       Chief Executive Officer
       Vaxxinity, Inc.
       1717 Main St, Ste 3388
       Dallas, TX 75201

                                                        Re: Vaxxinity, Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted September
16, 2021
                                                            CIK No. 0001851657

       Dear Ms. Hu:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary
       Our Solution, page 2

   1. Please revise your disclosure to explain what you mean by your product candidates have yielded "comparatively
high" response rates, "high" target-specific antibodies against self-
                                                        antigens and
"relatively long" durations of action in clinical trials conducted to date.
                                                        Please also revise your
disclosure to provide the data from the preclinical and clinical studies that support
this statement.
   2. Please revise to remove the statement in the chart on pages 3 and 110 that your product candidates penetrate
the BBB at a higher rate than mABs. It appears that this statement is
 Mei Mei Hu
Vaxxinity, Inc.
September 30, 2021
Page 2
       based on a preclinical trial and the first part of a Phase 1 clinical trial of UB-312. It also appears that these trials were not head-to-head trials with mABs.
Use of Proceeds, page 78

3. We note your revisions in response to prior comment 9. Please revise to disclose whether you will be able to complete your Phase 2 clinical trial for UB-311 with the proceeds from this offering and how far you expect to reach in the development of each of your other existing chronic disease product candidates and UB-612A with the proceeds from this offering.
Gross Profit, page 92

4. We note your discussion for the six months ended June 30, 2021 of gross profit percentage excluding the impairment of ELISA test inventory represents a non-GAAP measure. Please revise to include all of the disclosures required by
Item 10(e) of
       Regulation S-K or modify the discussion to remove the non-GAAP measure. Business
COVID-19 Program
Development Strategy, page 142

5. We note your disclosure that your preliminary data gives you reason to believe that UB-
       612A could be meaningfully more effective than UB-612. Please revise to remove any implication that UB-612 is effective since it has yet to be approved. You may contact Eric Atallah at 202-551-3663 or Kevin Kuhar at
202-551-3662 if you
have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Jeffrey Gabor at 202-551-2544 with any other questions.



                                                                Sincerely,
FirstName LastNameMei Mei Hu
                                                                Division of
Corporation Finance
Comapany NameVaxxinity, Inc.
                                                                Office of Life
Sciences
September 30, 2021 Page 2
cc:       Joseph D. Zavaglia, Esq.
FirstName LastName